UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIO-TECHNE CORPORATION

(Full Name of Registrant)

TECHNE CORPORATION

(Former Name if Applicable)

614 McKinley Place NE

(Address of Principal Executive Office (Street and Number))

Minneapolis, MN 55413

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bio-Techne Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended June 30, 2017 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the greater-than-anticipated time, resources and effort required to complete work related to the assessment of the Company’s internal control over financial reporting. Management identified material weaknesses in internal controls at the end of its prior fiscal year. In response, during the fiscal year recently concluded on June 30, 2017, the Company redesigned a substantial number of controls, with a particular focus at several of our smaller locations acquired over the past several years. The Company believes it has made significant progress in changing the design of our controls as of June 30, 2017; however, the Company believes that material weaknesses still remain within some aspects of its internal control framework. Therefore, the Company requires some additional time to appropriately define and address the root causes of the material weaknesses and the path toward remediation prior to filing the Form 10-K. The Company currently does not expect any material changes to the results that have been reported in its previously disclosed results for the fourth quarter and 2017 fiscal year end. The Company expects to file the Form 10-K within the 15 calendar day period allowed under Rule 12b-25.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James T. Hippel	612	656-4472
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s fourth quarter and annual fiscal year 2017 and 2016 financial results, please refer to the Company’s press release, dated August 8, 2017, that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated August 8, 2017. Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any material changes to the results that have been reported in the press release.

Bio-Techne Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2017	By	/s/ James T. Hippel Name: James T. Hippel Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).